KW 3/11/14

14046651

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
405

SEC FILE NUMBER
8-48467

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2013 (MM/DD/YY) AND ENDING 12-31-2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GDC Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

929 Kings Highway East
(No. and Street)

Fairfield (City) Connecticut (State) 06825 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George D. Caravakis 203-367-4070
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Knight Rolleri Sheppard CPAS LLP
(Name – *if individual, state last, first, middle name*)

1499 Post Road Suite 1040 (Address) Fairfield (City) Connecticut (State) 06824 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/14

OATH OR AFFIRMATION

I, George D. Caravakis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GDC Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Janelle C. Kandrach
Notary Public
State of Connecticut
Commission Expires 2/28/2017

Janelle C Kandrach
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GDC Securities, LLC

Table of Contents

Knight • Rolleri • Sheppard, CPAS, LLP
1499 Post Road
Suite 1040
Fairfield, CT 06824
p:203.259.2727 • f:203.256.2727
www.krscpasllp.com

Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

REPORT OF INDEPENDENT AUDITOR

To the Member of
GDC Securities, LLC

We have audited the accompanying statements of financial condition of GDC Securities, LLC (a "Limited Liability Company") as of December 31, 2013 and 2012 and the related statements of income and changes in member's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GDC Securities, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Knight Rolleri Sheppard CPAS, LLP

Knight Rolleri Sheppard CPAS, LLP
Fairfield, Connecticut
February 20, 2014

GDC Securities, LLC
Statements of Financial Condition
December 31, 2013 and 2012

	2013	2012
Assets		
Current assets		
Cash and equivalents	$ 32,216	$ 17,290
Commissions receivable	3,583	540
Prepaid assets	3,852	1,517
Marketable securities	1,996	1,520
Total current assets	41,647	20,867
Property and equipment		
Electronic data processing equipment	-	4,104
Accumulated depreciation	-	(4,104)
Net property and equipment	-	-
Total assets	$ 41,647	$ 20,867
Liabilities and Member's Equity		
Current liabilities		
Accounts payable	$ 10,469	$ 3,900
Accrued liabilities	5,625	9,750
Due to affiliate	38	161
Total current liabilities	16,132	13,811
Member's equity	25,515	7,056
Total liabilities and member's equity	$ 41,647	$ 20,867

See report of independent auditor and notes to financial statements.

GDC Securities, LLC
Statements of Income and Changes in Member's Equity
For the Years Ended December 31, 2013 and 2012

	2013	2012
Commisions and fees revenue	$ 41,735	$ 18,277
Operating expenses		
Accounting and audit fees	15,314	17,149
Business entity tax	125	250
Commissions	11,981	9,294
Depreciation	-	359
Regulatory fees	7,156	2,197
Total operating expenses	34,576	29,249
Income (loss) from operations	7,159	(10,972)
Other income		
Dividends	84	79
Unrealized gain (loss)	392	(74)
Total other income	476	5
Net income (loss)	7,635	(10,967)
Beginning member's equity	7,056	9,241
Member contributions	10,824	13,063
Member distributions	-	(4,281)
Ending member's equity	$ 25,515	$ 7,056

See report of independent auditor and notes to financial statements.

GDC Securities, LLC
Statements of Cash Flows
For the Years Ended December 31, 2013 and 2012

	2013	2012
Cash flows used for operating activities:		
Net income (loss)	$ 7,635	$ (10,967)
Adjustments to reconcile change in net income (loss) to cash provided by (used in) operating activities:		
Depreciation	-	359
Unrealized (gain) loss on trading securities	(392)	74
(Increase) decrease in commissions receivable	(3,043)	8,887
(Increase) decrease in prepaid assets	(2,335)	80
Increase (decrease) in accounts payable	6,569	(8,926)
Decrease in accrued liabilites	(4,125)	(2,000)
Increase (decrease) in due to affiliate	(123)	442
Total adjustments	(3,449)	(1,084)
Net cash provided by (used in) operating activities	4,186	(12,051)
Cash flows from investing activities:		
Investment in marketable securities	(84)	(78)
Net cash used in investing activities	(84)	(78)
Cash flows from financing activities:		
Member contributions	10,824	13,063
Member distributions	-	(4,281)
Net cash provided by financing activities	10,824	8,782
Net increase (decrease) in cash and cash equivalents	14,926	(3,347)
Beginning cash and cash equivalents	17,290	20,637
Ending cash and cash equivalents	$ 32,216	$ 17,290

See report of independent auditor and notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

GDC Securities, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Connecticut limited liability company and provides investment products to individuals and closely held businesses. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Cash and equivalents – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company may maintain its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Accounts and commissions receivable - Accounts and commissions receivable are carried at cost. No allowance for uncollectable accounts is required at December 31, 2013 as management does not believe it is exposed to any risk of loss based upon its historical experience.

Marketable securities - The Company maintains a position in People's United Bank, Inc. common stock. The investment is accounted for as a "trading" security and is recorded at market value. Realized and unrealized gains and losses are reported in earnings. Dividends have been reinvested in additional shares of the security. Cost is $2,473 at December 31, 2013.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives are five years.

Advertising – The Company's policy is to expense advertising as incurred.

Income taxes – The Company is a limited liability company treated as a disregarded entity. Accordingly, in lieu of Federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements. Management does not believe it has any uncertain tax positions. The member's tax years subject to examination by regulatory authorities are from December 31, 2010 and after.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $21,364, which was $16,364 in excess of its required net capital of $5,000. The Company's ratio of indebtedness to net capital was .76 to 1.

NOTE 4 – SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the statement of financial position date of December 31, 2013 through February 25, 2014, which is the date the financial statements were issued. Management has determined that there are no subsequent events that require disclosure.

GDC Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
Decmeber 31, 2013
Schedule I

Net Capital		
Total member's equity	$	25,515
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		25,515
Additions/other credits:		-
Total member's equity and allowable subordinated liabilities		25,515
Deductions/other charges:		
Prepaid assets		(3,852)
Total deductions/other charges		(3,852)
Tentative net capital		21,663
Haircut on trading securities		(299)
Net capital	$	21,364
Aggregate indebtedness		
Accounts payable and accrued expenses	$	16,132
Total aggregate indebtedness	$	16,132
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Excess net capital	$	16,364
Ratio: Aggregate indebtedness to net capital		75.51%

See report of independent auditor.

GDC Securities, LLC
Reconciliation of Net Capital from Quarterly Focus - Rule 17a-5(d)(4) of the Securities and Exchange Commission to Annual Audited Financial Statements
Decmeber 31, 2013
Schedule II

Net Capital as reported on 4th Quarter Focus	$	20,429
Adjustments from 4th Quarter Focus to Annual Audit		
Audit adjustments:		
Accounts receivable		812
Due to affiliate		123
Total adjustments		935
Revised Net Capital as reported in the Annual Audit	$	21,364

See report of independent auditor.

Knight • Rolleri • Sheppard, CPAS, LLP
1499 Post Road
Suite 1040
Fairfield, CT 06824
p:203.259.2727 • f:203.256.2727
www.krscpasllp.com

Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

To the Member of
GDC Securities, LLC

In planning and performing our audit of the financial statements of GDC Securities, LLC (the Company), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Knight Rolleri Sheppard CPAS LLP

Knight Rolleri Sheppard CPAS LLP
February 20, 2014